September 21, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Li Xiao
Angela Connell
Alan Campbell
Suzanne Hayes

Re:	Taysha Gene Therapies, Inc.
Registration Statement on Form S-1
Registration No. 333-248559

Acceleration Request

Requested Date: September 23, 2020

Requested Time: 4:00 PM, Eastern Daylight Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC and Jefferies LLC, as representatives of the several underwriters, hereby join Taysha Gene Therapies, Inc. in requesting that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-248559) (the “Registration Statement”) to become effective on September 23, 2020, at 4:00 PM, Eastern Daylight Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours,

Goldman Sachs & Co. LLC

By:	/s/ Matthew Leskowitz
Name:	Matthew Leskowitz
Title:	Managing Director

Morgan Stanley & Co. LLC

By:	/s/ Kalli Dircks
Name:	Kalli Dircks
Title:	Executive Director

Jefferies LLC

By:	/s/ Matthew Kim
Name:	Matthew Kim
Title:	Managing Director

cc:	RA Session II, Taysha Gene Therapies, Inc.
Robert Puopolo, Goodwin Procter LLP
Seo Salimi, Goodwin Procter LLP
Divakar Gupta, Cooley LLP
Madison Jones, Cooley LLP

[Signature Page to Acceleration Request]